Exhibit 99.4

Risk Factors

This section includes material updates in certain risks relating to us since April 14, 2021 the date of our annual report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”). This section is a supplement to and should be read in conjunction with the section titled “Risk Factors” included in the Annual Report.

Adverse changes in the regulatory and policy environment in China and overseas markets where we operate could make it illegal to acquire, own, hold, sell, or use bitcoin, ether, or other cryptocurrencies, participate in the blockchain or utilize similar bitcoin assets in China or other countries, or negatively affect our ability to carry out the expansion of overseas operations, which would materially and adversely affect our business, financial condition and results of operations.

Our blockchain and cryptocurrency mining business could be significantly affected by, among other things, the regulatory and policy developments in China and overseas jurisdictions where we operate, such as the United States and Kazakhstan. Governmental authorities are likely to continue to issue new laws, rules and regulations governing the blockchain and cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. For example, the People’s Bank of China (the “PBOC”), Ministry of Industry and Information Technology, State Administration for Industry and Commerce, China Banking Regulatory Commission, China Securities Regulatory Commission and China Insurance Regulatory Commission issued “Announcement on Preventing Token Fundraising Risks” on September 4, 2017, prohibiting all organizations and individuals from engaging in initial coin offering transactions. On May 21, 2021, the Financial Stability and Development Committee of the PRC State Council mentioned the need to resolutely crack down on bitcoin mining and trading activities. On June 18, 2021, the “Notice of the Sichuan Provincial Development and Reform Commission and the Sichuan Provincial Energy Administration on the Cleanup and Shutdown of Virtual Currency Mining Projects” required electricity companies within Sichuan Province to close down power supply to businesses involved in bitcoin and cryptocurrency mining. On June 19, 2021, one of our indirectly held subsidiaries, Ganzi Changhe Hydropower Consumption Service Co. Ltd. (“Ganzi Changhe Data Center”), received notice from State Grid Sichuan Ganzi Electric Power Co., Ltd. (the “Power Supplier”), informing Ganzi Changhe Data Center that its power supply would be suspended, effective June 19, 2021. Ganzi Changhe Data Center has since suspended its operations. Data centers in Sichuan, including the Ganzi Changhe Data Center, contributed approximately 3% of our total revenues in the month of May 2021. Furthermore, on June 21, 2021, the PBOC was reported to have held interviews with certain financial institutions in China, and stressed that banks and other financial institutions in China shall strictly implement the “Guarding Against Bitcoin Risks” and the “Announcement on Preventing Token Fundraising Risks” and other regulatory requirements, diligently fulfill their customer identification obligations, and shall not provide account opening, registration, trading, clearing, settlement and other services related to blockchain and cryptocurrency business.

We had begun the development of our overseas operations before these recent regulatory and policy developments in China. In light of these developments in China, we are in the process of moving our pre-existing China operations overseas. We may be subject to restrictions relating to the transfer of cryptocurrency mining machines out of China, as China has recently strengthened regulations on exports of goods, technology and services. Specifically, for computers and related components used in cryptocurrency mining machines, exporting enterprises should carefully evaluate whether the mining machines, their components, and any data or information contained therein are subject to export restrictions, and therefore are required to go through relevant export licensing procedures before such mining machines can be transported out of China. The relevant restrictions that apply to the transfer of cryptocurrency mining machines by us include, but are not limited to, the Catalogue of Goods Prohibited from Export, the Catalogue of Goods Subject to Export License Management, the Catalogue of Technologies Prohibited from Export and Restricted from Export in China, the Catalogue for the Administration of Import and Export Licenses of Dual-use Items and Technologies, and other applicable export control catalogues and lists. In addition, since most of our mining machines are second-hand equipment, we may also be required to evaluate, inspect and dispose of the relevant stored information or data to comply with relevant data security regulations before moving such machines to overseas markets. If we are deemed to have violated export restrictions or data security regulations in China or otherwise become subject to government interferences, we may be subject to administrative penalties or criminal investigation by relevant government authorities and our operation migration to overseas may be delayed, interrupted or compromised.

Recently, we have adopted the development strategy to focus on the overseas expansion of our blockchain and cryptocurrency mining operations. In May 2021, we entered into a binding investment term sheet to invest in a cryptocurrency mining data center in Texas, the United States, and a binding investment term sheet with a Kazakhstan-based company to jointly invest in a cryptocurrency mining data center in Kazakhstan. As of the date of this current report, we have delivered mining machines with a theoretical maximum total hash rate capacity of 292.7 PH/s to Kazakhstan. However, we cannot assure you that the government authorities in these overseas markets will not adopt new laws and regulations in the future to restrict blockchain and cryptocurrency business.

Some jurisdictions, including China, restrict various uses of cryptocurrencies, including the use of cryptocurrencies as a medium of exchange, the conversion between cryptocurrencies and fiat currencies or between cryptocurrencies, the provision of trading and other services related to cryptocurrencies by financial institutions and payment institutions, and initial coin offerings and other means of capital raising based on cryptocurrencies. We cannot assure you that these jurisdictions will not enact new laws or regulations that further restrict activities relate to cryptocurrencies.

In addition, cryptocurrencies may be used by market participants for black market transactions, to conduct fraud, money laundering and terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. As a result, governments may seek to regulate, restrict, control or ban the mining, use, holding and transferring of cryptocurrencies. We may not be able to eliminate all instances where other parties use cryptocurrencies mined by us to engage in money laundering or other illegal or improper activities. We cannot assure you that we will successfully detect and prevent all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations. In addition, as mining activities employ sophisticated and high-powered computing devices that require large amounts of electricity to operate, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we sell our products, may also affect our business operations and the demand for bitcoins and other cryptocurrencies mined by us. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment in in the markets where we operate our blockchain and cryptocurrency mining operations.

We have been subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations or exposure to government interference actions could have a material and adverse effect on our business, financial condition and results of operations; and the future offering of our securities may be subject to additional disclosure requirements and review that the U.S. Securities and Exchange Commission may adopt for companies with China-based operations.

We have been subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also to transfers of information between us, E-Sun Sky Computer (Shenzhen) Co., Ltd., our wholly foreign-owned enterprise in China (“WFOE”), our variable interest entities (“VIEs”), and our VIEs’ subsidiaries, and among us, our WFOE, our VIEs, and our VIEs’ subsidiaries, and other parties with which we have commercial relations. These laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On July 10, 2021, the CAC publicly issued the “Cybersecurity Review Measures” (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In connection with our lottery business in China, we processed users’ personal data (including name, address, age, bank details and lottery purchase history) as part of our business, which could subject us to cybersecurity review.

We have previously conducted our lottery business in China through a series of contractual arrangements with Shenzhen Youlanguang Science and Technology Co., Ltd., Shenzhen E-Sun Network Co., Ltd., and Shenzhen Guangtiandi Science and Technology Co., Ltd. (collectively, the “lottery business-related VIEs”), and their respective shareholders. Since March 31, 2021, we also consolidated the financial results of Zhejiang Keying Huancai Information Technology Co., Ltd. (“Zhejiang Keying”), a VIE primarily engaged in the provision of data analysis and storage services in connection with our pre-existing cryptocurrency mining operations in China, through its contractual arrangement with Loto Interactive Information Technology (Shenzhen) Co., Ltd. (“Loto Shenzhen”), which is indirectly controlled by us after the completion of our acquisition of the majority interest of Loto Interactive Limited on March 31, 2021. On July 23, 2021, we announced our decision to dispose of our Chinese lottery related business, and we effectively terminated all of our contractual arrangements with our lottery business-related VIEs and Zhejiang Keying. On the same date, the shareholders of Zhejiang Keying entered into an equity transfer agreement with Loto Shenzhen to transfer all of Zhejiang Keying’s equity interests to Loto Shenzhen. The shareholders of Zhejiang Keying also executed a letter of undertaking in favor of Loto Shenzhen, and undertook to transfer all assets held by Zhejiang Keying to Loto Shenzhen in the event that the equity transfer could not be completed due to restrictions on foreign investment in or operation of blockchain and cryptocurrency mining-related business in China. As of the date of this current report, we are in the process of completing the disposal of our lottery business-related VIEs and deconsolidating their financial results from our consolidated financial statement, completing the relevant business registration changes for unwinding the VIE structures of our lottery business-related VIEs and Zhejiang Keying, and completing the transfer of equity interests of Zhejiang Keying to Loto Shenzhen. We cannot assure you that any of the aforementioned actions can be completed in a timely or liability-free manner or at all. Any instance of non-compliance with the PRC cybersecurity and data protection laws and foreign investment laws and regulations, including any prior non-compliance involving the former VIEs and their subsidiaries, could result in penalties or other significant legal liabilities.

The lottery business-related VIEs contributed RMB6.9 million (US$1.1 million) and RMB2.7 million (US$0.4 million) in 2020 and the three months ended March 31, 2021, accounting for 31.6% and 13.6 % of our total revenue for the periods, respectively. In addition, the lottery business-related VIEs incurred a net loss of RMB60.5 million (US$9.3 million) and RMB8.5 million (US$0.8 million) for 2020 and the three months ended March 31, 2021, respectively. As of March 31, 2021, total assets held by the lottery business-related VIEs represented RMB93.4 million (US$14.3 million), or 7.2%, of our total assets, and net debt held by VIEs was RMB229.6 million (US$35.0 million). We cannot assure you that the disposal of the lottery business-related VIEs and unwinding of VIE arrangements with such VIEs and Zhejiang Keying will be completed as anticipated in a timely and liability-free manner or that no dispute or liability will arise during or following such disposal and unwinding process, or that such disposal and unwinding will not adversely affect our overall results of operations and financial condition. In addition, during the process of disposing of the lottery business-related VIEs and the unwinding of the VIE structure of Zhejiang Keying, and after such process is completed, we cannot guarantee that we will not continue to be subject to PRC regulatory inspection and/or review relating to cybersecurity, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement and/or the possible government interferences that we may be exposed to. If we become subject to cybersecurity inspection and/or review by CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition, and results of operations. Furthermore, although we have suspended our blockchain and cryptocurrency mining business in China and are in the process of disposing of our Chinese lottery related business, in light of the recent regulatory and policy developments in China and government actions taken by the PRC government, including possible imposition of restrictions and/or approval requirements on China-based companies raising capital offshore, the future offering of our securities may be subject to additional disclosure requirements and review that the U.S. Securities and Exchange Commission or other regulatory authorities in the United States may adopt for companies with China-based operations.